Exhibit 99.1

Fiverr to Release Third Quarter 2023 Results on November 9, 2023

NEW YORK, NY, October 16, 2023 -- Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today announced it will release third quarter financial results for the period ended September 30, 2023, before the market opens on Thursday, November 9, 2023. On that day management will hold a conference call and webcast at 8:30 a.m. ET to discuss the Company’s business and financial results. Prior to its conference call, Fiverr will issue a press release and post a shareholder letter to its website at https://investors.fiverr.com.

Third Quarter Conference Call and Webcast Details

●	What: Fiverr’s Third Quarter 2023 Financial Results Conference Call
●	When: November 9, 2023, at 8:30 a.m. ET
●	Registration: To participate in the Conference Call, please register at the link here
●	Webcast: A live and archived webcast of the conference call will be accessible from the investor relations section of the Company’s website at, https://investors.fiverr.com.

As to the current war in Israel, our immediate focus is to help our employees, their families, and the Fiverr community to safety and support those who have been directly impacted by the deadly attack at the border. At the same time, we are focused on running the business and, as of today, there has been no major interruption or material impact to our operations and business activity since Fiverr’s business is conducted primarily outside of Israel, and only a portion of our team is located in Israel.

About Fiverr

Fiverr’s mission is to change how the world works together. We exist to democratize access to talent and to provide talent with access to opportunities so anyone can grow their business, brand, or dreams. From small businesses to Fortune 500, over 4 million customers worldwide worked with freelance talent on Fiverr in the past year, ensuring their workforces remain flexible, adaptive, and agile. With Fiverr Business Solutions, large companies can find the right talent and tools, tailored to their needs to help them thrive and grow. On Fiverr, you can find over 600 skills, ranging from programming to 3D design, digital marketing to content creation, from video animation to architecture.

Don’t get left behind - come be a part of the future of work by visiting fiverr.com, read our blog and follow us on Twitter, Instagram, and Facebook.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the expected impact of the war in Israel on our operations and business activity, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 30, 2023, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Siobhan Aalders
press@fiverr.com

Source: Fiverr International LTD.